Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN
THE 2010 OIL & GAS CONFERENCETM IN DENVER, COLORADO

Calgary, Alberta, Canada – August 17, 2010

Precision Drilling Corporation (“Precision”) will be attending The 2010 Oil & Gas ConferenceTM which is taking place August 22-26, 2010 in Denver, Colorado.  Mr. David Wehlmann, Executive Vice President, Investor Relations, is scheduled to present at 4:45 p.m. Eastern time (2:45 p.m. Mountain time) on Wednesday, August 25, 2010.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com